Exhibit 12.2
Ratio of earnings to fixed charges (Bank)
Ratio of earnings to fixed charges
in	6M18	2017	2016	2015	2014	2013
Ratio of earnings to fixed charges (CHF million)
Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	1,887	1,553	(2,489)	(2,649)	3,220	3,882
Income/(loss) from equity method investments	(119)	(229)	(205)	(241)	(240)	(237)
Pre-tax earnings from continuing operations	1,768	1,324	(2,694)	(2,890)	2,980	3,645
Fixed charges:
Interest expense	6,304	10,369	9,781	10,044	9,993	11,409
Interest portion of rentals [1]	236	497	527	534	624	638
Preferred dividend requirements	0	0	0	0	53	236
Total fixed charges	6,540	10,866	10,308	10,578	10,670	12,283
Pre-tax earnings before fixed charges	8,308	12,190	7,614	7,688	13,650	15,928
Noncontrolling interests	9	27	(6)	(7)	445	669
Earnings before fixed charges and provision for income taxes	8,299	12,163	7,620	7,695	13,205	15,259

Ratio of earnings to fixed charges	1.27	1.12	0.74	0.73	1.24	1.24
1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor.